

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2015

Vincent Wenbin Qiu
Chief Executive Officer
Baozun Inc.
Building No. H, No. 1188 Wanrong Road
Zhabei District, Shanghai
The People's Republic of China 200436

Re: Baozun Inc.
Amendment No. 2 to Registration Statement on Form F-1
Filed May 8, 2015
File No. 333-203477

Dear Mr. Wenbin Qiu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2015 letter.

Capitalization, page 57

1. We note your presentation of ordinary shares within your Capitalization table and have the following comments:

   - We note your narrative disclosure quantifying the number of Class A and Class B shares issued and outstanding on a pro forma basis. Please provide similar disclosure quantifying the number of Class A and Class B shares issued and outstanding on a pro forma as adjusted basis.

   - We note that in the pro forma and pro forma as adjusted columns you continue to present all ordinary shares in one line item. To assist your investors in easily understanding your capital structure following your offering, please apply the disclosure guidance in Rule 5-02(29) of Regulation S-X to your presentation of ordinary shares in this Capitalization table. In doing so, separately show the RMB and USD amounts attributable to each of Class A shares and Class B shares and indicate that Class B shares are convertible into Class A shares. This information may be most easily understood if Class A shares and Class B shares are presented as two separate line items.

Dilution, page 59

2. We note your presentation of net tangible book value as of March 31, 2015 of $2.66 per ordinary share and $7.98 per ADS. Please tell us why you believe this calculation and presentation is appropriate as it appears to overstate the amount of net tangible book value each ordinary shareholder has rights to given the rights of the convertible redeemable preferred shareholders to a pro rata share of the net tangible book value.

Selected Consolidated Financial and Other Data, page 68

3. Please refer to the pro forma as adjusted balance sheet information presented on page 70 and also in Summary Consolidated Financial and Operating Data on page 14. Please revise the amount of Shareholders' equity/(deficit) in the USD column as of March 31, 2015. In this regard, it appears the amount should be $207,521 instead of $1,286,423.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 88

4. Please refer to your analysis of net revenues at the top of page 89 and respond to the following comments:

- Please revise your explanation for the significant increase in net revenues to more clearly describe the increase or decrease attributable to changes in pricing, the increase or decrease attributable to changes in volume and the increase or decrease attributable to changes in the types of products or services being sold. Since you provide separate explanations for the change in revenues generated from product sales and the change in revenues generated from services, please apply this comment both to revenue from products and revenue from services. For example, it appears the 79% net increase in revenue from product sales may result from a combination of lower pricing which would decrease revenue and higher volume which would increase revenue. Refer to Item 303(a)(3)(iii) of Regulation S-K. Also clearly identify any known material reasons underlying the changes in pricing, volume or the types of products or services being sold to provide sufficient insight for a reader to see the business through the eyes of management and to ascertain the likelihood that past results are indicative of future results.

- Please tell us why you indicate the increase in net revenues from services was partially the result of the increase in the number of your brand partners from 78 to 94. Specifically, explain to us how brand partners who do not contribute to your GMV have an impact on your revenue and why it would not be more appropriate to refer to the increase in the number of your GMV brand partners.

- Please tell us why you indicate the increase in net revenues from services was partially the result of the increase in GMV of your brand partners. In this regard, we note the disclosure elsewhere in your filing that you earn revenue for services as a combination of fixed fees and variable fees. While the increase in GMV appears to explain the increase in the portion of service revenue from variable fees, it does not appear to explain the increase in the portion of service revenue from fixed fees. Please revise your disclosure to better explain this matter.

- Please also apply this comment to your analysis of net revenues for the annual periods as applicable.

5. Please provide a narrative analysis of the change in your income tax benefit (expenses) either as part of your analysis of net income or under a separate heading. In this regard, please explain what changed that caused you to record an income tax benefit during the interim period of 2015 with a view to indicating whether management expects to continue to record income tax benefits in the future. We believe this is important information to your investors since your income tax benefit comprised about half of your 2015 net income.

Liquidity and Capital Resources, page 95

6. You disclose on page 96 that your accounts receivables turnover days increased from 39 days in 2014 to 47 days in the three months ended March 31, 2015. You further disclose that this increase was "due to the increase in revenues generated from services which have a longer credit period than product sales." It is unclear to us how this explanation fully explains the increase in turnover days from 2014 to the interim period in 2015 since service revenues remained a consistent percentage of total revenues. In light of the fact that accounts receivable comprises over 31% of your total assets, please explain this matter to us in detail or revise your filing to more fully explain this increase in turnover days to your investors. Additionally, please tell us in your response the RMB amount of your March 31, 2015 accounts receivable that has been collected as of the most recent practicable date.

Description of American Depositary Shares, page 159

7. We note your risk factor on page 48 that "[y]our ADSs will give [you] a discretionary proxy." However, your disclosure on page 163 states that "[t]he depositary will only vote

or attempt to vote as you instruct." Please revise your disclosures to ensure consistency throughout your filing.

Financial Statements for the Three Months Ended March 31, 2015

Unaudited Condensed Consolidated Balance Sheets, page F-47

8. We note your narrative description of the number of ordinary shares issued and outstanding as of March 31, 2015 on a pro forma basis. Since you will have two classes of ordinary shares following this offering, please revise this disclosure to separately quantify the number of pro forma shares issued and outstanding for each of Class A shares and Class B shares and to indicate that Class B shares are convertible into Class A shares. Alternatively, we will not object if you present this information within Note 2(i) "Pro forma information."

Exhibit 5.1

9. Please have counsel revise its opinion to remove the assumption in clause 2.3. Please note it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please see Section II.B.3.a. of Staff Legal Bulletin No. 19.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Karen M. Yan, Esq.
        Latham & Watkins LLP